UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 17, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED AT THE BOARD MEETING

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association and the Rules for the Meeting of the Board of Directors (《董事會議事規則 》) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman, the fourteenth ordinary meeting (the “Meeting”) of the seventh session of the board of directors (the “Board”) of the Company was held on 16 June 2015 in Shanghai International Airport Hotel ( 上海國際機場賓館 ).

Mr. Liu Shaoyong, the Chairman; Mr. Ma Xulun, the Vice Chairman; Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing and Mr. Tian Liuwen, the directors of the Company (the “Directors”); and Mr. Ji Weidong, Mr. Li Ruoshan, Mr. Ma Weihua and Mr. Shao Ruiqing, the independent non-executive Directors, were present at the Meeting. The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

Mr. Yu Faming, the chairman of the supervisory committee, together with Mr. Xi Sheng, Mr. Ba Shengji, Mr. Feng Jinxiong and Mr. Xu Haihua, as the supervisors of the Company, as well as senior management personnel of the Company also attended the Meeting.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the articles of association of the Company. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by the Chairman, Mr. Liu Shaoyong. The Directors present at the Meeting considered and unanimously passed the following resolutions:

1.	Considered and approved the resolution on adjustment of the composition of the committees of the seventh session of the Board.

It was agreed to elect Mr. Shao Ruiqing, an independent non-executive Director, as a committee member of the Nomination and Remuneration Committee of the Company. His term of service will be in line with that of the seventh session of the Board. The three committee members of the Nomination and Remuneration Committee after adjustment are Mr. Liu Shaoyong, Mr. Ma Weihua and Mr. Shao Ruiqing, with Mr. Liu Shaoyong acting as the chairman. When considering and approving remuneration related matters, the Nomination and Remuneration Committee shall be chaired by Mr. Ma Weihua; Mr. Sandy Ke-Yaw Liu has ceased to act as a committee member of the Nomination and Remuneration Committee.

It was agreed to elect Mr. Shao Ruiqing, an independent non-executive Director, as a committee member of the Aviation Safety and Environment Committee of the Company. His term of service will be in line with that of the seventh session of the Board. The three committee members of the Aviation Safety and Environment Committee after adjustment are Mr. Ma Xulun, Mr. Li Yangmin and Mr. Shao Ruiqing, with Mr. Ma Xulun acting as the chairman. Mr. Sandy Ke-Yaw Liu has ceased to act as a committee member of the Aviation Safety and Environment Committee.

2.	Considered and approved the resolution concerning the Company’s provision of guarantee for 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Ltd.) (“Flight Training Company”).

Agreed on the Company’s provision of guarantee for loans of Flight Training Company, a wholly-owned subsidiary of the Company.

The provision of guarantee for loans of Flight Training Company does not reach the amount which requires shareholders’ approval at a general meeting of the Company pursuant to the laws and regulations and the listing rules of the place where the Company is listed. As such, it is agreed that the president of the Company shall decide and implement the aforesaid guarantee within the scope of authority granted by the Board.

Upon entering into the guarantee contract(s), the Company will further perform its obligation of information disclosure pursuant to the listing rules of the place where the Company is listed.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the People’s Republic of China
16 June 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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